Dreyfus Institutional Cash Advantage Fund

ANNUAL REPORT April 30, 2007





Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Cash Advantage Fund for the 12-month period ended April 30, 2007. During the reporting period, the fund produced yields of 5.12% for Administrative Advantage shares, 4.79% for Participant Advantage shares, 5.19% for Institutional Advantage shares and 4.94% for Investor Advantage shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 5.24% for Administrative Advantage shares, 4.90% for Participant Advantage shares, 5.31% for Institutional Advantage shares and 5.05% for Investor Advantage shares.[2]

The Economy

The reporting period proved to be a time of transition for the U.S. economy and Federal Reserve Board (the "Fed") policy. After the U.S. economy expanded at a robust 5.6% annualized rate in the first quarter of 2006, investors' economic concerns began to intensify. Hawkish comments from Fed members in early May sparked sharp declines in longer-term bond prices, and a falling unemployment rate stoked inflation fears. Hence, investors widely expected the Fed's rate hikes in May and June, which drove the overnight federal funds rate to 5.25%.

Investors reversed course over the summer, worrying that an overly aggressive Fed might trigger a recession. These concerns were compounded when housing markets softened and the U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. The Fed also responded to slower growth, leaving short-term interest rates unchanged in August, the first pause after more than two years of steady rate hikes.

The Fed refrained from raising rates over the remainder of 2006. While core inflation data remained elevated in the fall, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, U.S. GDP growth moderated to an annualized 2.0% in the third quarter of the year, and tumbling oil prices put a lid on one of the main drivers of the market's inflation fears. In the fourth quarter of 2006, despite healthy employment gains, declines in consumer confidence and orders for durable goods suggested that the economy continued to slow, but at a pace that seemed to hold little risk of recession.

As 2007 began, some analysts began to predict that further economic weakness might compel the Fed to reduce interest rates later in the year. However, the U.S. economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by an inflation-adjusted 2.1% in 2006. Meanwhile, it was announced that the U.S. economy overall grew at an estimated 2.5% annualized rate in the fourth quarter, which generally was in line with expectations. Yet, inflation drove consumer prices higher at a relatively moderate 2.5% rate in 2006, the lowest annual increase since 2003.

The combination of moderate economic growth and subdued inflation delayed expectations of any changes in Fed policy. Indeed, some investors came to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and the well-publicized slowdown in the housing sector in late February, relatively robust job creation data and a dip in the unemployment rate to 4.5% seemed to ease fears that the long U.S. economic expansion might be ending. While consumers may be coming under greater pressure, it would be unusual to see a sharp drop-off in consumer spending while job growth remains robust.

The Fed lent credence to this view in late March, when it again left the federal funds rate at 5.25%. However, the wording of its accompanying announcement continued to suggest that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. Economic and inflation data remained mixed in April, including a modest 1.3% esti-



mate for annualized GDP growth in the first quarter, reinforcing investors' views that the Fed would remain on hold for some time.

Portfolio Focus

As short-term interest rates climbed early in the reporting period, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity to the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, we believed it made little sense to establish a longer maturity position.

Although the Fed left interest rates unchanged at its May meeting, just days after the reporting period's end, it stands ready to change monetary policy as conditions warrant. Therefore, every piece of new economic data is likely to be scrutinized for its possible impact on monetary policy, making a relatively cautious investment posture prudent.

Patricia A. Larkin
Senior Portfolio Manager

June 1, 2007
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

2 *Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yields for its Administrative Advantage shares, Participant Advantage shares, Institutional Advantage shares and Investor Advantage shares would have been 5.10%, 4.77%, 5.17% and 4.92%, respectively. The fund's effective yields would have been 5.23%, 4.88%, 5.30% and 5.04%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.91	$ 2.66
Ending value (after expenses)	$1,026.20	$1,025.90	$1,024.90	$1,024.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.91	$ 2.66
Ending value (after expenses)	$1,024.15	$1,023.80	$1,022.91	$1,022.17

† *Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .53% for Participant Advantage; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

April 30, 2007

Negotiable Bank Certificates of Deposit–31.1%	Principal Amount ($)	Value ($)
Abbey National PLC (Yankee) 5.32%, 6/6/07	500,000,000	499,999,386
Banca Monte dei Paschi di Siena SpA (London) 5.31%, 5/14/07	25,000,000	25,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) 5.30%–5.31%, 5/2/07–6/15/07	850,000,000	850,001,079
Bayerische Hypo-und Vereinsbank AG (Yankee) 5.31%–5.32%, 6/6/07–10/11/07	900,000,000	900,000,000
Calyon (Yankee) 5.32%, 5/21/07	700,000,000	700,000,000
Citibank (South Dakota) N.A., Sioux Falls 5.31%, 5/18/07	100,000,000	100,000,000
Credit Agricole (London) 5.31%, 10/12/07	100,000,000	100,000,000
Credit Suisse (Yankee) 5.30%, 6/15/07	100,000,000	100,000,000
DEPFA BANK PLC (Yankee) 5.30%–5.31%, 5/7/07–10/11/07	700,000,000 [a]	700,000,000
Fortis Bank (Yankee) 5.31%, 5/7/07	130,000,000	130,000,000
HBOS Treasury Services PLC (London) 5.29%–5.30%, 6/13/07–9/4/07	500,000,000	500,000,000
HSH Nordbank AG (Yankee) 5.30%, 8/1/07	375,000,000 [a]	375,000,000
Landesbank Hessen-Thuringen Girozentrale (London) 5.32%, 6/13/07	1,050,000,000	1,050,000,000
Sanpaolo IMI U.S. Financial Co. (Yankee) 5.31%, 10/5/07	150,000,000	149,984,764
Skandinaviska Enskilda Banken AB (Yankee) 5.30%, 7/20/07	50,000,000	50,000,000
UniCredito Italiano SpA (Yankee) 5.34%, 6/29/07	100,000,000	100,000,039
Wilmington Trust Co., DE 5.31%–5.32%, 5/7/07–5/14/07	113,000,000	112,999,952
Total Negotiable Bank Certificates of Deposit (cost $6,442,985,220)		**6,442,985,220**

Commercial Paper–42.0%	Principal Amount ($)	Value ($)
Allied Irish Banks PLC 5.30%, 7/19/07	100,000,000	98,852,306
Amstel Funding Corp. 5.31%, 5/15/07	105,014,000 [a]	104,800,005
Amsterdam Funding Corp. 5.31%–5.33%, 5/1/07–5/16/07	428,500,000 [a]	428,409,369
ASB Finance Ltd. 5.29%–5.30%, 6/1/07–7/10/07	108,000,000 [a]	107,200,090
Atlantis One Funding Corp. 5.31%, 6/15/07–10/11/07	583,896,000 [a]	575,287,264
Bank of America Corp. 5.32%, 6/4/07–6/11/07	700,000,000	696,112,189
Barclays U.S. Funding Corp. 5.32%–5.33%, 7/16/07–8/16/07	415,000,000	409,111,836
Beethoven Funding Corp. 5.30%, 5/4/07	66,589,000 [a]	66,559,867
Caisse des Depots et Consignations 5.29%, 6/12/07	175,000,000	173,934,250
Cancara Asset Securitisation Ltd. 5.28%, 6/8/07	95,000,000 [a]	94,477,553
CHARTA LLC 5.30%, 7/23/07	100,000,000 [a]	98,794,194
Citigroup Funding Inc. 5.31%, 5/17/07–10/9/07	375,000,000	372,047,417
Concord Minutemen Capital Co. LLC 5.31%, 5/3/07	186,768,000 [a]	186,713,630
CRC Funding LLC 5.31%, 5/22/07	80,000,000 [a]	79,755,700
Daimler Chrysler Revolving Auto Conduit LLC 5.31%, 5/4/07	58,474,000	58,448,442
Daimler Chrysler Revolving Auto Conduit LLC, Ser. II 5.32%, 5/25/07	40,688,000	40,545,863
Danske Corp., Delaware 5.31%, 10/12/07	150,000,000	146,470,583

Commercial Paper (continued)	Principal Amount ($)	Value ($)
DEPFA BANK PLC 5.31%, 5/8/07–5/10/07	358,000,000 [a]	357,583,420
FCAR Owner Trust, Ser. I 5.29%–5.35%, 5/7/07–6/21/07	624,000,000	622,126,892
Gemini Securitization Corp., LLC 5.29%–5.31%, 5/17/07–6/5/07	150,000,000 [a]	149,444,708
Goldman Sachs Group Inc. 5.29%–5.31%, 5/25/07–10/12/07	455,000,000	449,198,983
Govco Inc. 5.29%–5.31%, 5/7/07–6/5/07	115,000,000 [a]	114,584,442
Grampian Funding Ltd. 5.33%, 7/20/07–8/15/07	486,500,000 [a]	480,132,189
Harrier Finance Funding Ltd. 5.31%, 7/10/07	163,142,000 [a]	161,479,764
HBOS Treasury Services PLC 5.31%, 5/15/07	102,371,000	102,162,391
HSH Nordbank AG 5.31%, 5/14/07	29,281,000 [a]	29,225,594
IXIS Corporate & Investment Bank 5.31%, 5/10/07	100,000,000	99,869,000
K2 (USA) LLC 5.33%, 5/17/07	26,500,000 [a]	26,438,873
Morgan Stanley 5.31%, 5/4/07	100,000,000	99,956,500
Nationwide Building Society 5.31%, 10/11/07	160,000,000	156,254,622
Northern Rock PLC 5.29%, 5/1/07–5/2/07	126,411,000	126,398,616
Picaros Funding LLC 5.33%, 6/5/07	213,900,000 [a]	212,812,378
Prudential Funding LLC 5.28%, 5/1/07	50,000,000	50,000,000
Raiffeisen Zentralbank Oesterreich 5.31%, 5/9/07	135,000,000	134,843,400
Ranger Funding Company, LLC 5.31%, 5/7/07	21,551,000 [a]	21,532,179

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Sigma Finance Inc. 5.31%–5.33%, 6/11/07–10/11/07	400,000,000	a	392,758,257
Simba Funding Corp. 5.29%, 6/8/07	23,372,000	a	23,243,220
Skandinaviska Enskilda Banken AB 5.32%, 5/10/07	90,000,000		89,883,337
Solitaire Funding Ltd. 5.31%, 5/2/07–5/4/07	300,000,000	a	299,898,028
Swedbank (ForeningsSparbanken AB) 5.31%, 5/21/07	150,000,000		149,563,333
Swedbank Mortgage AB 5.31%, 5/4/07	200,000,000		199,912,667
Thames Asset Global Securitization No. 1 Inc. 5.29%, 6/7/07	122,983,000	a	122,323,196
UBS Finance Delaware LLC 5.26%, 5/1/07	30,000,000		30,000,000
Westpac Banking Corp. 5.31%, 5/2/07	61,751,000		61,742,115
WestpacTrust Securities NZ Ltd. 5.31%, 10/12/07	200,000,000	a	195,289,556
Total Commercial Paper (cost $8,696,178,218)			**8,696,178,218**

Corporate Notes—10.7%			
Credit Agricole 5.32%, 6/22/07	200,000,000	b	200,000,000
Cullinan Finance Ltd. 5.32%, 11/15/07–2/22/08	375,000,000	a,b	374,966,438
General Electric Capital Corp. 5.28%, 5/25/07	155,000,000	b	155,000,000
K2 (USA) LLC 5.33%, 9/27/07–10/1/07	410,000,000	a,b	409,991,566
Links Finance LLC 5.32%–5.33%, 8/8/07–11/20/07	350,000,000	a,b	349,991,095

Corporate Notes (continued)	Principal Amount ($)		Value ($)
Sigma Finance Inc. 5.32%–5.33%, 8/15/07–11/6/07	550,000,000	a,b	549,980,836
Westpac Banking Corp. 5.31%, 5/17/07	180,000,000	b	180,000,000
Total Corporate Notes (cost $2,219,929,935)			**2,219,929,935**
Time Deposits—9.7%			
Abbey National Treasury Services PLC (Grand Cayman) 5.29%, 5/1/07	400,000,000		400,000,000
Credit Suisse (Grand Cayman) 5.31%, 5/1/07	200,000,000		200,000,000
Fifth Third Bank (Grand Cayman) 5.30%, 5/1/07	200,000,000		200,000,000
Manufacturers & Traders Trust Company (Grand Cayman) 5.30%, 5/1/07	500,000,000		500,000,000
PNC Bank N.A., Pittsburgh, PA (Nassau) 5.28%, 5/1/07	250,000,000		250,000,000
Rabobank Nederland (Grand Cayman) 5.28%, 5/1/07	300,000,000		300,000,000
Regions Bank (Grand Cayman) 5.25%, 5/1/07	149,000,000		149,000,000
Total Time Deposits (cost $1,999,000,000)			**1,999,000,000**
Repurchase Agreements—6.2%			
Banc of America Securities LLC 5.37%, dated 4/30/07, due 5/1/07 in the amount of $250,037,292 (fully collateralized by $258,294,150 Corporate Bonds, 5.75%-9.50%, due 9/23/08-3/15/37, value $262,500,001)	250,000,000		250,000,000
Barclays Financial LLC 5.36%, dated 4/30/07, due 5/1/07 in the amount of $500,074,479 (fully collateralized by $485,928,752 Corporate Bonds, 4.799%-8.25%, due 11/3/09-12/15/65, value $515,000,001)	500,000,000		500,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
J.P. Morgan Chase & Co. 5.39%, dated 4/30/07, due 5/1/07 in the amount of $350,052,403 (fully collateralized by $363,529,000 Corporate Bonds, 6.70%-7.30%, due 6/29/10-12/29/11, value $367,501,640)	350,000,000	350,000,000
Merrill Lynch & Co. Inc. 5.31%, dated 4/30/07, due 5/1/07 in the amount of $175,025,813 (fully collateralized by $192,169,930 Corporate Bonds, 0%-5.66%, due 5/15/12-3/22/37, value $180,251,430)	175,000,000	175,000,000
Total Repurchase Agreements (cost $1,275,000,000)		**1,275,000,000**

Total Investments (cost $20,633,093,373)	**99.7%**	**20,633,093,373**
Cash and Receivables (Net)	**.3%**	**63,241,379**
Net Assets	**100.0%**	**20,696,334,752**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $7,088,673,411 or 34.3% of net assets.*

b *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	62.6	Finance	2.5
Asset-Backed/Structured Investment Vehicles	11.0	Asset-Backed/Securities Arbitrage Vehicles	2.4
Asset-Backed/Multi-Seller Programs	8.0	Building And Construction	.6
Repurchase Agreements	6.2	Insurance	.2
Asset-Backed/Single Seller	3.5		
Brokerage Firms	2.7		**99.7**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	20,633,093,373	20,633,093,373
Interest receivable		101,442,134
		20,734,535,507
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		2,279,206
Cash overdraft due to Custodian		32,221,549
Payable for shares of Beneficial Interest redeemed		3,700,000
		38,200,755
Net Assets ($)		**20,696,334,752**
Composition of Net Assets ($):		
Paid-in capital		20,697,365,638
Accumulated net realized gain (loss) on investments		(1,030,886)
Net Assets ($)		**20,696,334,752**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	19,632,737,604
Shares Outstanding	19,633,730,958
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	935,179,024
Shares Outstanding	935,215,431
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	116,407,396
Shares Outstanding	116,408,501
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	12,010,728
Shares Outstanding	12,010,748
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2007

Investment Income ($):	
Interest Income	**1,203,330,742**
Expenses:	
Management fee–Note 2(a)	22,572,105
Administration fee–Note 2(b)	11,286,052
Distribution fees–Note 2(c)	964,457
Total Expenses	**34,822,614**
Less–reduction in management fee due to undertaking–Note 2(a)	(4,514,421)
Net Expenses	**30,308,193**
Investment Income-Net	**1,173,022,549**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(21,332)**
Net Increase in Net Assets Resulting from Operations	**1,173,001,217**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2007	2006
Operations ($):		
Investment income–net	1,173,022,549	447,236,104
Net realized gain (loss) on investments	(21,332)	(1,004,372)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,173,001,217**	**446,231,732**
Dividends to Shareholders from ($):		
Investment income–net:		
Institutional Advantage shares	(1,123,071,098)	(427,500,934)
Administrative Advantage shares	(42,452,873)	(18,589,134)
Investor Advantage shares	(7,239,052)	(1,145,148)
Participant Advantage shares	(259,526)	(888)
Total Dividends	**(1,173,022,549)**	**(447,236,104)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	202,385,192,239	111,900,822,104
Administrative Advantage shares	4,549,056,985	4,226,582,796
Investor Advantage shares	1,649,275,437	2,294,235,442
Participant Advantage shares	122,882,037	1
Dividends reinvested:		
Institutional Advantage shares	610,001,863	221,617,371
Administrative Advantage shares	22,720,802	2,254,790
Investor Advantage shares	5,283,582	269,068
Participant Advantage shares	255,866	889
Cost of shares redeemed:		
Institutional Advantage shares	(196,635,382,538)	(105,216,598,407)
Administrative Advantage shares	(4,205,420,358)	(4,119,213,379)
Investor Advantage shares	(1,573,397,096)	(2,313,487,751)
Participant Advantage shares	(111,153,791)	(1)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**6,819,315,028**	**6,996,482,923**
Total Increase (Decrease) in Net Assets	**6,819,293,696**	**6,995,478,551**
Net Assets ($):		
Beginning of Period	13,877,041,056	6,881,562,505
End of Period	**20,696,334,752**	**13,877,041,056**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended April 30,			
Institutional Advantage Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.052	.038	.018	.010	.013
Distributions:					
Dividends from investment income−net	(.052)	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.31	3.87	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.15	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	5.20	3.92	2.19	.99	1.38[b]
Net Assets, end of period ($ x 1,000)	19,632,738	13,272,946	6,368,073	163,283	311,006

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Administrative Advantage Shares	Year Ended April 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.051	.037	.017	.009	.013
Distributions:					
Dividends from investment income−net	(.051)	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.24	3.79	1.73	.91	1.40[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.22	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	5.13	3.74	2.12	.92	1.31[b]
Net Assets, end of period ($ x 1,000)	935,179	568,823	459,234	26	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

	Year Ended April 30,				
Investor Advantage Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.049	.035	.015	.007	.011
Distributions:					
Dividends from investment income−net	(.049)	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.05	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	4.97	3.57	1.94	.74	1.13[b]
Net Assets, end of period ($ x 1,000)	116,407	35,246	54,230	25	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Participant Advantage Shares	Year Ended April 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.048	.034	.014	.006	.010
Distributions:					
Dividends from investment income−net	(.048)	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.90	3.45	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.53	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	4.82	3.40	1.79	.59	.98[b]
Net Assets, end of period ($ x 1,000)	12,011	27	26	25	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $1,030,886 is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $4,013 of the carryover expires in fiscal 2011, $1,165 expires in fiscal 2012, $4 expires in fiscal 2013, $1,004,372 expires in fiscal 2014 and $21,332 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal years ended April 30, 2007 and April 30, 2006, respectively, were all ordinary income.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2006 to April 30, 2007 to waive receipt of a portion of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $4,514,421 during the period ended April 30, 2007. This waiver is voluntary, not contractual and may be terminated at any time.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage, and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2007, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $578,989, $363,922 and $21,546, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,663,527, Rule 12b-1 distribution plan fees $90,449, and administration fees $875,383 which are offset against an expense reimbursement currently in effect in the amount of $350,153.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Cash Advantage Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Cash Advantage Fund (one of the series comprising Dreyfus Institutional Cash Advantage Funds) as of April 30, 2007, the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 and confirmation of securities owned by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Cash Advantage Fund at April 30, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 14, 2007

IMPORTANT TAX INFORMATION

For federal tax purposes the fund hereby designates 86.52% of ordinary income dividends paid during the fiscal year ended April 30, 2007 as qualifying "interest related dividends."

Joseph S. DiMartino (63)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 172

Clifford L. Alexander, Jr. (73)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 59

Lucy Wilson Benson (79)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 30

David W. Burke (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 94

————————

Whitney I. Gerard (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

————————

George L. Perry (73)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 28

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

CHARLES CARDONA, Executive Vice President since April 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 investment companies (comprised of 16 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since February 1981

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Institutional
Cash Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Administrative: DDTXX	Participant: DPTXX
	Institutional: DADXX	Investor: DIVXX

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard,
Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0093AR0407

Dreyfus
Institutional Cash
Advantage Plus Fund

ANNUAL REPORT April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Cash Advantage Plus Fund for the 12-month period ended April 30, 2007. During the reporting period, the fund produced yields of 5.11% for Administrative Advantage shares, 4.78% for Participant Advantage shares, 5.18% for Institutional Advantage shares and 4.93% for Investor Advantage shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 5.23% for Administrative Advantage shares, 4.89% for Participant Advantage shares, 5.31% for Institutional Advantage shares and 5.05% for Investor Advantage shares.[2]

The Economy

The reporting period proved to be a time of transition for the U.S. economy and Federal Reserve Board (the "Fed") policy. After the U.S. economy expanded at a robust 5.6% annualized rate in the first quarter of 2006, investors' economic concerns began to intensify. Hawkish comments from Fed members in early May sparked sharp declines in longer-term bond prices, and a falling unemployment rate stoked inflation fears. Hence, investors widely expected the Fed's rate hikes in May and June, which drove the overnight federal funds rate to 5.25%.

Investors reversed course over the summer, worrying that an overly aggressive Fed might trigger a recession. These concerns were compounded when housing markets softened and the U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. The Fed also responded to slower growth, leaving short-term interest rates unchanged in August, the first pause after more than two years of steady rate hikes.

The Fed refrained from raising rates over the remainder of 2006. While core inflation data remained elevated in the fall, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, U.S. GDP growth moderated to an annualized 2.0% in the third quarter of the year, and tumbling oil prices put a lid on one of the main drivers of the market's inflation fears. In the fourth quarter of 2006, despite healthy employment gains, declines in consumer confidence and orders for durable goods suggested that the economy continued to slow, but at a pace that seemed to hold little risk of recession.

As 2007 began, some analysts began to predict that further economic weakness might compel the Fed to reduce interest rates later in the year. However, the U.S. economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by an inflation-adjusted 2.1% in 2006. Meanwhile, it was announced that the U.S. economy overall grew at an estimated 2.5% annualized rate in the fourth quarter, which generally was in line with expectations. Yet, inflation drove consumer prices higher at a relatively moderate 2.5% rate in 2006, the lowest annual increase since 2003.

The combination of moderate economic growth and subdued inflation delayed expectations of any changes in Fed policy. Indeed, some investors came to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and the well-publicized slowdown in the housing sector in late February, relatively robust job creation data and a dip in the unemployment rate to 4.5% seemed to ease fears that the long U.S. economic expansion might be ending. While consumers may be coming under greater pressure, it would be unusual to see a sharp drop-off in consumer spending while job growth remains robust.

The Fed lent credence to this view in late March, when it again left the federal funds rate at 5.25%. However, the wording of its accompanying announcement continued to suggest that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. Economic and inflation data remained mixed in April, including a modest 1.3% estimate for annualized GDP growth in the first quarter, reinforcing investors' views that the Fed would remain on hold for some time.

Portfolio Focus

As short-term interest rates climbed early in the reporting period, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity to the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, we believed it made little sense to establish a longer maturity position.

Although the Fed left interest rates unchanged at its May meeting, just days after the reporting period's end, it stands ready to change monetary policy as conditions warrant. Therefore, every piece of new economic data is likely to be scrutinized for its possible impact on monetary policy, making a relatively cautious investment posture prudent.



Patricia A. Larkin
Senior Portfolio Manager

June 1, 2007
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

[2] *Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yields for its Administrative Advantage shares, Participant Advantage shares, Institutional Advantage shares and Investor Advantage shares would have been 5.09%, 4.76%, 5.16% and 4.91%, respectively. The fund's effective yields would have been 5.22%, 4.87%, 5.29% and 5.03%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Plus Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.91	$ 2.66
Ending value (after expenses)	$1,026.20	$1,025.80	$1,025.00	$1,024.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.91	$ 2.66
Ending value (after expenses)	$1,024.15	$1,023.80	$1,022.91	$1,022.17

† *Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .53% for Participant Advantage; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
April 30, 2007

Negotiable Bank Certificates of Deposit–29.1%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London) 5.30%, 7/13/07	50,000,000	50,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) 5.30%, 6/15/07	50,000,000	50,000,154
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 5.29%, 6/13/07	100,000,000	99,999,705
Bayerische Hypo-und Vereinsbank AG (Yankee) 5.31%, 5/8/07	50,000,000	50,000,000
DEPFA BANK PLC (Yankee) 5.30%–5.31%, 6/6/07–7/12/07	75,000,000 [a]	75,000,000
Landesbank Hessen-Thuringen Girozentrale (London) 5.32%, 6/13/07	100,000,000	100,000,000
Northern Rock PLC (London) 5.30%, 7/13/07	100,000,000	100,000,000
Societe Generale (London) 5.31%, 5/4/07	100,000,000	100,000,035
Total Negotiable Bank Certificates of Deposit (cost $624,999,894)		**624,999,894**

Commercial Paper–36.9%		
ASB Finance Ltd. 5.29%, 6/1/07	52,000,000 [a]	51,766,036
Atlantis One Funding Corp. 5.31%, 5/3/07	57,055,000 [a]	57,038,391
Bank of America Corp. 5.32%, 6/11/07	40,000,000	39,763,020
Cancara Asset Securitisation Ltd. 5.28%–5.32%, 6/8/07–6/12/07	94,140,000 [a]	93,600,994
Cullinan Finance Ltd. 5.31%, 5/3/07	30,237,000 [a]	30,228,198
Dexia Delaware LLC 5.29%, 6/4/07	50,000,000	49,753,736
FCAR Owner Trust, Ser. II 5.33%, 6/11/07	24,644,000	24,498,333
Gemini Securitization Corp., LLC 5.30%, 6/13/07	50,000,000 [a]	49,687,653
Harrier Finance Funding Ltd. 5.31%, 5/3/07	80,249,000 [a]	80,225,639
Intesa Funding LLC 5.30%, 7/10/07	100,000,000	98,982,083

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Lexington Parker Capital Co. LLC 5.32%, 5/3/07	15,542,000	a	15,537,467
Raiffeisen Zentralbank Oesterreich 5.31%, 5/2/07	27,000,000		26,996,070
Simba Funding Corp. 5.30%, 6/25/07	49,886,000	a	49,487,397
Stadshypotek Delaware Inc. 5.28%, 5/21/07	57,000,000	a	56,834,700
Thames Asset Global Securitization No. 1 Inc. 5.28%, 6/5/07–6/7/07	40,609,000	a	40,396,652
Yorktown Capital, LLC 5.31%, 5/4/07	27,870,000	a	27,857,830
Total Commercial Paper (cost $792,654,199)			**792,654,199**

Corporate Notes–15.1%			
Credit Agricole 5.32%, 6/22/07	50,000,000	b	50,000,000
K2 (USA) LLC 5.32%, 11/20/07	75,000,000	a,b	74,995,951
Links Finance LLC 5.33%, 10/25/07	100,000,000	a,b	99,995,151
Sigma Finance Inc. 5.32%–5.33%, 8/15/07–11/6/07	100,000,000	a,b	99,997,616
Total Corporate Notes (cost $324,988,718)			**324,988,718**

Time Deposits–14.2%		
Abbey National Treasury Services PLC (Grand Cayman) 5.29%, 5/1/07	90,000,000	90,000,000
Key Bank U.S.A., N.A. (Grand Cayman) 5.27%, 5/1/07	35,000,000	35,000,000
M&I Marshall & Ilsley Bank Milwaukee, WI (Grand Cayman) 5.25%, 5/1/07	59,000,000	59,000,000
National Australia Bank Ltd. (Grand Cayman) 5.29%, 5/1/07	90,000,000	90,000,000
Rabobank Nederland (Grand Cayman) 5.28%, 5/1/07	30,000,000	30,000,000
Total Time Deposits (cost $304,000,000)		**304,000,000**

Repurchase Agreements—4.7%	Principal Amount ($)	Value ($)
Barclays Financial LLC		
5.36%, dated 4/30/07, due 5/1/07 in the amount of $100,014,896 (fully collateralized by $101,515,827 Corporate Notes, 4.799%-5.75%, due 11/3/09-3/1/14, value $103,000,000) (cost $100,000,000)	100,000,000	**100,000,000**
Total Investments (cost $2,146,642,811)	**100.0%**	**2,146,642,811**
Liabilities, Less Cash and Receivables	**(.0%)**	**(423,890)**
Net Assets	**100.0%**	**2,146,218,921**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $902,649,675 or 42.1% of net assets.*

b *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking	58.6	Repurchase Agreements	4.7
Asset-Backed/Structured		Asset-Backed/Securities	
Investment Vehicles	18.0	Arbitrage Vehicles	2.3
Asset-Backed/		Asset-Backed/Single Seller	1.1
Multi-Seller Programs	10.6		
Building And Construction	4.7		**100.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	2,146,642,811	2,146,642,811
Interest receivable		8,812,071
		2,155,454,882
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(c)		286,798
Cash overdraft due to Custodian		8,949,163
		9,235,961
Net Assets ($)		**2,146,218,921**
Composition of Net Assets ($):		
Paid-in capital		2,146,351,823
Accumulated net realized gain (loss) on investments		(132,902)
Net Assets ($)		**2,146,218,921**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	2,140,560,391
Shares Outstanding	2,140,693,140
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	5,602,452
Shares Outstanding	5,602,598
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	28,141
Shares Outstanding	28,145
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	27,937
Shares Outstanding	27,940
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2007

Investment Income ($):	
Interest Income	**139,019,170**
Expenses:	
Management fee–Note 2(a)	2,615,518
Administration fee–Note 2(b)	1,307,759
Distribution fees–Note 2(c)	6,193
Total Expenses	**3,929,470**
Less–reduction in management fee	
due to undertaking–Note 2(a)	(523,104)
Net Expenses	**3,406,366**
Investment Income–Net, representing	
net increase in net assets resulting from operations	**135,612,804**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2007	2006
Operations ($):		
Investment income–net	135,612,804	62,701,786
Net realized gain (loss) on investments	–	(127,649)
Net Increase (Decrease) in Net Assets		
Resulting from Operations	**135,612,804**	**62,574,137**
Dividends to Shareholders from ($):		
Investment income–net:		
Institutional Advantage shares	(135,195,113)	(62,529,712)
Administrative Advantage shares	(408,103)	(169,881)
Investor Advantage shares	(8,285)	(1,257)
Participant Advantage shares	(1,303)	(936)
Total Dividends	**(135,612,804)**	**(62,701,786)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	15,109,228,650	9,968,448,503
Administrative Advantage shares	76,772,025	34,771,319
Investor Advantage shares	16,789,281	739,733
Participant Advantage shares	–	11,543
Dividends reinvested:		
Institutional Advantage shares	12,710,510	6,854,254
Administrative Advantage shares	340,711	158,542
Investor Advantage shares	1,358	1,206
Participant Advantage shares	1,303	890
Cost of shares redeemed:		
Institutional Advantage shares	(15,390,586,030)	(9,170,428,571)
Administrative Advantage shares	(91,519,251)	(16,444,593)
Investor Advantage shares	(16,789,287)	(740,006)
Participant Advantage shares	–	(11,543)
Increase (Decrease) in Net Assets from		
Beneficial Interest Transactions	**(283,050,730)**	**823,361,277**
Total Increase (Decrease) in Net Assets	**(283,050,730)**	**823,233,628**
Net Assets ($):		
Beginning of Period	2,429,269,651	1,606,036,023
End of Period	**2,146,218,921**	**2,429,269,651**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Institutional Advantage Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.052	.038	.018	.010	.013
Distributions:					
Dividends from investment income−net	(.052)	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.31	3.86	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.15	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	5.19	3.85	1.95	1.00	1.38[b]
Net Assets, end of period ($ x 1,000)	2,140,560	2,409,207	1,604,461	163,283	311,006

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.

[b] Annualized.

See notes to financial statements.

		Year Ended April 30,			
Administrative Advantage Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.051	.037	.017	.009	.013
Distributions:					
Dividends from investment income–net	(.051)	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.24	3.79	1.73	.93	1.40[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.22	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	5.06	3.78	1.88	.91	1.31[b]
Net Assets, end of period ($ x 1,000)	5,602	20,009	1,524	26	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.

[b] Annualized.

See notes to financial statements.

	Year Ended April 30,				
Investor Advantage Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.048	.035	.015	.007	.011
Distributions:					
Dividends from investment income–net	(.048)	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.05	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	4.74	3.60	1.70	.75	1.13[b]
Net Assets, end of period ($ x 1,000)	28	27	26	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*

[b] *Annualized.*

See notes to financial statements.

Participant Advantage Shares	Year Ended April 30,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.048	.034	.014	.006	.010
Distributions:					
Dividends from investment income–net	(.048)	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.89	3.46	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.53	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	4.78	3.45	1.55	.60	.98[b]
Net Assets, end of period ($ x 1,000)	28	27	26	26	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Plus Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage, Investor Advantage and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2007, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding shares of Participant Advantage and Investor Advantage shares of the fund.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007 the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $132,902 is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $4,047 of the carryover expires in fiscal 2011, $1,206 expires in fiscal 2012 and $127,649 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006, were all ordinary income.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2006 through April 30, 2007 to waive part of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $523,104 during the period ended April 30, 2007. This waiver is voluntary, not contractual and may be terminated at any time.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage, and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2007, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $5,646, $438 and $109, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $227,702, Rule 12b-1 distribution plan fees $335 and administration fees $97,935, which are offset against a voluntary expense reimbursement currently in effect in the amount of $39,174.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Cash Advantage Plus Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Cash Advantage Plus Fund (one of the funds comprising Dreyfus Institutional Cash Advantage Funds) as of April 30, 2007, and the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned April 30, 2007 and confirmation of securities owned by the custodian by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Cash Advantage Plus Fund at April 30, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 00, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 84.08% of ordinary income dividends paid during the fiscal year ended April 30, 2007 as qualifying "interest related dividends."

Joseph S. DiMartino (63)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size
  companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard
  mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and
  businesses, Director

No. of Portfolios for which Board Member Serves: 172

——————————

Clifford L. Alexander, Jr. (73)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 59

——————————

Lucy Wilson Benson (79)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 30

David W. Burke (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 94

——————————

Whitney I. Gerard (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

——————————

George L. Perry (73)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 28

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c⁄o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

CHARLES CARDONA, Executive Vice President since April 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 investment companies (comprised of 16 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since February 1981

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Institutional
Cash Advantage Plus Fund**

200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Administrative: DAAXX	Participant: DPVXX
	Institutional: DAVXX	Investor: DIAXX

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard,
Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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